 EXPENSE LIMITATION AGREEMENT

Forum Funds

c/o Atlantic Fund Administration

Three Canal Plaza, Suite 600

Portland, ME 04101

August 1, 2018

Absolute Investment Advisers LLC

18 Shipyard Drive, Suite 3C

Hingham, MA 02043

Dear Mr. Compson:

Pursuant to this Expense Limitation Agreement (the “Agreement”), Absolute Investment Advisers LLC (the “Adviser”) agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, and Absolute Strategies Fund (each, a “Fund” and together, the “Funds”)) do not exceed the levels listed below (the “Expense Limitation”) through August 1, 2019 (the “Limitation Period”):

Absolute Capital Opportunities Fund – 1.75%

Absolute Convertible Arbitrage Fund – 1.60%

Absolute Strategies Fund – 1.99%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreements relating to the Funds.

With respect to each class of shares, each Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses that the Adviser reimburses in excess of the Expense Limitation applicable to that class, provided that (i) the repayments do not cause the class’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the lesser of (a) the Expense Limitation, or (b) the expense cap in place at the time the fees/expenses were waived or reimbursed, and (ii) the repayments are made within three years of the date of the fee waiver or expense reimbursement. The Adviser understands that it shall look only to the assets attributable to the relevant class for performance of this Agreement by the Fund and for payment of any claim the Adviser may have hereunder, and neither any other series of Forum Funds (the “Trust”), nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Massachusetts and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the “Board”) and will automatically terminate concurrently with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Jessica Chase
Jessica Chase
Title:	President

The foregoing Agreement is hereby accepted as of August 1, 2018.

Absolute Investment Advisers LLC

By:	/s/ James P. Compson
Name:	James P. Compson
Title:	Principal

Signature page to the Expense Limitation Agreement